Mail Stop 4561   September 26, 2008

Robert A. Buntz, Jr.
Chief Executive Officer and President
Webdigs, Inc.
3433 Broadway Street NE
Suite 501
Minneapolis, MN 55413

> **Re: Webdigs, Inc.**
> **Form 10**
> **Filed September 5, 2008**
> **File No. 001-34106**

Dear Mr. Buntz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We note your response to comment 3 of our previous letter. We note that you have provided materials that support several statements in your disclosure document; however we were not able to determine how these materials supported all quantitative and qualitative business and industry data used in the registration statement. We note, for example only, the following statements:

- On page 1, you state: "[T]he percentage of home buyers using the internet to search for homes increase from approximately 41% in 2001 to 80% in 2006."

- On page 2, you state: "Despite these changes in the amount and availability of information to customers … the traditional model under which residential real estate agents [operate] has changed very little."

- On page 2, you state: "To us, the technological developments in the real estate market … appear to be circumstances that are similar to those developments that eventually gave rise to the non-traditional stock brokerages which have intruded upon the market dominance of traditional stock brokerages over the past two decades. For example, we note that the non-traditional stock brokerages developed their services and products to compete primarily on the bases of price, consumer effort and technology."

- On page 4, you state: "Traditional full-fee real estate brokerages typically do not have the volume, expertise or need to have efficient and low-cost administrative operations."

Please provide support for these types of disclosure and clearly mark the specific language in the supporting materials that supports each statement. To the extent more recent information is available, please update your disclosure. For example, we note from the supporting materials provided that internet use increased to 84% in 2007.

Item 10. Recent Sales of Unregistered Securities, page 31

2.   We note your response to comment 14 of our previous letter. Please note the filing requirements set forth in Rule 503, and in particular, the requirements in paragraph (a) of this rule.

3.   We note your disclosure on page 20 regarding sales made to two individuals on August 18, 2008. Please update this section to include disclosure relating to these sales.

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Robert Telewicz at (202) 551- 3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief